April 14, 2020

Peter Kies
Chief Financial Officer
INOVIO PHARMACEUTICALS, INC.
660 W. GERMANTOWN PIKE, SUITE 110
PLYMOUTH MEETING, PA 19462

       Re: INOVIO PHARMACEUTICALS, INC.
           Form 10-K for the Fiscal Year Ended December 31, 2019
           File No. 001-14888
           Filed March 12, 2020

Dear Mr. Kies:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 15. Exhibits, Financial Statements Schedules , page 81

1. You disclose that you are collaborating with Beijing Advaccine Biotechnology Co. to advance the development of INO-4800, your new coronavirus vaccine candidate, and your goal is to produce up to one million doses of a potential vaccine by the end of 2020. If this agreement represents a material contract pursuant to Item 601(b)(10) of Regulation S-
       K, please file such contract as an exhibit or provide an analysis supporting your determination that you are not required to provide the contract.
 Peter Kies
INOVIO PHARMACEUTICALS, INC.
April 14, 2020
Page 2




       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracey McKoy, Staff Accountant at (202)551-3772 or,
Terence
O'Brien, Accounting Branch Chief, at (202)551-3355 with any questions.



FirstName LastNamePeter Kies                              Sincerely,
Comapany NameINOVIO PHARMACEUTICALS, INC.
                                                          Division of
Corporation Finance
April 14, 2020 Page 2                                     Office of Life
Sciences
FirstName LastName